EXHIBIT 12.02

SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	1997 ------	1998 ------	1999 ------	2000 ------	2001 ------
Fixed Charges:
Interest	$ 88	$ 81	$ 62	$ 72	$ 70
Interest portion of annual rentals	5 ------	4 ------	3 ------	4 ------	3 ------
Total fixed charges for purpose of ratio	$ 93 ======	$ 85 ======	$ 65 ======	$ 76 ======	$ 73 ======
Earnings:
Pretax income from continuing operations	$416	$287	$383	$390	$377
Add: Total fixed charges (from above)	93 ------	85 ------	65 ------	76 ------	73 ------
Total earnings for purpose of ratio	$509 ======	$372 ======	$448 ======	$466 ======	$450 ======
Ratio of earnings to fixed charges	5.47 ======	4.38 ======	6.89 ======	6.13 ======	6.16 ======